Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, June 20, 2022

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O'Higgins 1449

Santiago

Ref.:	Summoning to Extraordinary Shareholders’ Meeting.

Dear Madam:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

As previously reported, by order entered on June 18, 2022 the Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) hearing the reorganization proceeding (the “Chapter 11 Proceeding”) of LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) under Chapter 11 of Title 11 of the United States Code, confirmed the plan of reorganization and financing (the “Plan of Reorganization” or the “Plan”) proposed by the Debtors to successfully emerge from the Chapter 11 Proceeding. The Plan had previously been approved by the vast majority of the creditors whose claims are affected by the Plan.

The confirmation of the Plan by the Bankruptcy Court represents the final milestone of the Chapter 11 Proceeding in the United States of America. It is now necessary to implement the Bankruptcy Court’s order by making the corresponding amendments to LATAM’s bylaws, which will allow the Debtors to successfully exit the Chapter 11 Proceeding. The amendments to the bylaws also consider proposed amendments that are a consequence of specific requirements of the parties backstopping the Plan, as well as others necessary to adapt the bylaws to current corporate legislation.. For this purpose, the Company’s Board of Directors, in an extraordinary meeting held on the date hereof, has agreed to summon its shareholders to an Extraordinary Shareholders’ Meeting (the “Meeting”), to be held exclusively on a remote basis, on July 5 2022, at 4:30 p.m., in order to hear and decide the following matters:

1.	Inform shareholders about the Chapter 11 Proceeding and the Plan of Reorganization.

2.	Approve the issuance of three classes of notes convertible into shares of the Company (the “Convertible Notes”), as provided in the Plan of Reorganization.

3.	Recognize, for applicable purposes, ipso jure decreases of the capital stock effective as of June 12, 2018 and August 19, 2019, due to the expiration of the term for subscription and payment regarding the portion of the capital increases agreed at the Extraordinary Shareholders’ Meetings of June 11, 2013 and August 18, 2016, respectively, that were pending of placement.

4.	Resolve to increase the Company’s capital by US$10,456 million or such amount as may be determined at the Meeting, by issuing 605,801,285,307 shares or such number of shares as may be determined at the Meeting, all ordinary, without par value, of which: (i) US$9,656 million or such amount as may be determined at the Meeting, represented by 531,991,409,513 new shares or such number of shares as determined by the Meeting, to be used in respect of the conversion of the Convertible Notes; and (ii) US$800 million or such amount as determined by the Meeting, represented by 73,809,875,794 new shares or such number of shares as determined by the Meeting, to be offered preemptively to the shareholders and, the unplaced balance, among the shareholders and/or third parties.

5.	Approve a new text of the fifth and sole transitory articles of the bylaws, relating to the capital stock, reflecting the resolutions adopted by virtue of numbers 2, 3 and 4 above.

6.	Approve a new text of the second article, regarding the corporate domicile, to establish that it shall be the part of the province of Santiago over which the Santiago Registry of Commerce has jurisdiction.

7.	Approve a new text of article four, regarding the corporate purpose, in order to partially amend the order of the activities that comprise said purpose.

8.	Approve a new text of the Company's bylaws, replacing the current bylaws in its entirety, which includes the amendments to the bylaws adopted by virtue of numbers 5, 6 and 7 above; and that, in addition: (i) amend the text of the following articles, as follows: (a) article six, regarding agreements between shareholders, to conform it with the provisions of the Corporations Act (the “Act”); (b) article ten, regarding the remuneration of the Board of Directors and the reimbursement of Directors for certain fees and expenses; (c) article eleven, regarding Board Meetings, the casting vote of the chairman, the appointment of the secretary, and the participation of Directors in remote Meetings, by technological means; (d) article twelfth, regarding the summoning by the Chairman to Extraordinary Board Meetings; (e) article thirteenth, regarding the powers of the Board of Directors, as to eliminate a reference to article 40 of the Act and to expand the persons to whom the Board of Directors may delegate such powers in part; (f) article fourteen, regarding the minutes of the Board of Directors and their signature, as to the record in the minutes of the Board of Directors of the death or inability to sign of a Director; (g) article fifteen, regarding the position of Chief Executive Officer and its denomination, and the delegation of powers to the latter by the Board of Directors; (h) article sixteen, regarding the opportunity in which the Ordinary Shareholders' Meeting must be held; (i) article seventeen, regarding the reference to the matters of the Ordinary Shareholders' Meeting; (j) article eighteen, regarding the reference to the matters of the Extraordinary Shareholders’ Meeting; (k) article nineteen, regarding the notice of meetings, regarding the reference to the applicable regulations, the formalities of notice and the requirements for self-convocation in accordance with the provisions of article 60 of the Act; (l) article twenty, relating to the Shareholders’ Meetings, as to the quorums and requirements for constitution, remote participation and voting, and the requirements for publication of notices in second summons; (m) article twenty-one, relating to the Shareholders’ Meetings, as to the quorums for adopting resolutions in them, the shareholders entitled to participate in them, and to eliminate the reference to the election of Directors; (n) article twenty-three, regarding the systems for recording attendance at the Shareholders’ Meetings; (o) article twenty-four, regarding the signatures of the minutes of the Shareholders’ Meetings, the content of the latter and the sending of a copy thereof to the Comisión para el Mercado Fianciero (the “Commission”); (p) article twenty-five, regarding the annual balance sheet, regarding formal references and applicable regulations; (q) article twenty-seventh, regarding the distribution of profits, as to its adaptation to current regulations; (r) article twenty-eighth, regarding the documentation that must be made available to the shareholders prior to the Ordinary Shareholders’ Meeting; (s) article twenty-ninth, regarding the availability and publication of information regarding the annual financial statements and the report of the External Auditing Firm, in accordance with the provisions of article 76 of the Act; and (t) article thirty-eighth, regarding the documentation that must be made available to the shareholders prior to the Ordinary Shareholders’ Meeting; and (t) the thirty-second article, regarding arbitration and conflict resolution, as to the type of arbitration, the rules governing it, and the possibility of the plaintiff to remove a conflict from the knowledge of the arbitrator in accordance with the provisions of article 125 of the Act; (ii) incorporate three new transitory articles, with the sole transitory article becoming the first transitory article, in order to: (a) establish the prohibition, only until the date on which the Plan of Reorganization becomes effective (the “Effective Date of the Plan”), of issuing shares or any other securities convertible into shares without voting rights; (b) establish that during the period of two years counted from the Effective Date of the Plan, the resolutions referred to in the second subsection of Article 67 of the Act, shall require the affirmative vote of at least 73% of the issued shares with voting rights; and (c) regulate the time of renewal and duration of the members of the Board of Directors of the Company, for the two periods following the Effective Date of the Plan; all in accordance with the provisions of the Plan of Reorganization; and (iii) replace in the articles the terms “Superintendencia de Valores y Seguros” with “Comisión para el Mercado Financiero” and “Auditores Externos” with “Empresa de Auditoría Externa”, in accordance with the regulations in force.

9.	Determine the price, procedure and other aspects and conditions of the placement of the notes and shares to be issued pursuant to the Meeting; and/or to broadly empower the Board of Directors of the Company to (i) fix the procedure and other aspects and conditions of the placement of the referred notes and shares; (ii) fix the placement price of the shares, in the event that the Meeting delegates this power to it in accordance with the applicable regulations; and (iii) in general, resolve and implement all aspects, modalities, actions and details that may arise in connection with the amendments to the bylaws and other resolutions adopted at the Meeting.

10.	In general, to adopt the amendments to the bylaws and all other resolutions that may be necessary or convenient to carry out the decisions adopted by the Meeting.

The holders of shares registered in the Shareholders’ Registry at midnight on the fifth business day prior to the day of the Meeting, i.e., registered at midnight on June 29, 2022, shall have the right to participate in the Meeting and to exercise their right to speak and vote.

As previously indicated, it has been resolved that the Meeting will be held exclusively on a remote basis, thus the technological means to be used will constitute the sole mechanism for participating and voting thereat, in order to prevent the persons attending the Meeting from being exposed to contagion. For this purpose, the shareholder interested in participating in the Meeting, or his representative, must, until 3:00 p.m. on the day before the Meeting, register on the website https://autenticacion.dcv.cl/ or send an e-mail to registrojuntas@dcv.cl, expressing his interest in participating in the Meeting, attaching a scanned image of his identity card on both sides or his passport; of the proxy, if applicable; and of the application form for participation in the Meeting. The Meeting will be held through the Zoom videoconference platform and voting by acclamation or viva voce, or through the electronic voting platform provided by DCV Registros S.A., which will be accessed through the Click&Vote platform, through the link “Join the Meeting”. The rest of the required documentation and more detailed information on how to register, participate and vote remotely at the Meeting and other relevant aspects will be made available and communicated in a timely manner through an instruction that will be uploaded to the Company’s website, www.latamairlinesgroup.net.

The notices of summoning will be published in the newspaper La Tercera of Santiago, on 24, 28 and 30 of June, 2022.

Shareholders may obtain copies of the documents supporting the matters to be heard at the Meeting, beginning on June 24, 2022, from the Company’s website, www.latamairlinesgroup.net. In addition, any shareholder wishing to obtain a copy of such documents may contact the Company’s Investor Service Department at InvestorRelations@latam.com or (562) 2565-8785 for such purpose, also beginning on June 24, 2022.

LATAM expects to complete its exit from the Chapter 11 Proceeding during the second half of 2022. The Company will keep its shareholders, creditors and the market informed on the progress of the Chapter 11 Proceeding.

Sincerely yours,

Juan Carlos Menció

Legal Vicepresident

LATAM Airlines Group S.A.

c.c.:	Bolsa de Comercio	- Santiago
	Bolsa Electrónica de Chile	- Santiago

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